August 3, 2005

Mr. Joey B. Hogan
Chief Financial Officer
Covenant Transport, Inc.
400 Birmingham Highway
Chattanooga, TN 37419

Re: Covenant Transport, Inc.
         Form 10-K for the year ended December 31, 2004
         Commission File Number: 000-24960

Dear Mr. Hogan:

　　We have reviewed your July 20, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Nature of Business, page 44

1. We understand, from your response to comment 4 of our letter, that the transportation services do not constitute reportable operating segments under SFAS 131. However, your two operating subsidiaries do appear to constitute reportable operating segments and you state that you are able to analyze operating results on a subsidiary basis. If our understanding is correct, please provide additional support for your conclusion that the two operating segments should be aggregated. You state that two or more operating segments may be aggregated if the segments have similar operating characteristics and are similar in each of five areas. However, paragraph 17 also requires that "aggregation be consistent with the

objectives and basic principles of the statement." That is, you may aggregate if presenting the information separately will not provide much useful information to investors. If the information is prepared and made available to management for the purpose of analyzing operating results and key performance indicators, it would appear that a separate presentation would provide useful information to a user of financial statements as well. Please revise or advise. In addition, your response should provide numerical support for your determination that the segments have "similar economic characteristics." We may have additional comments upon review of your response.

2. As a related matter, if operating segments have been aggregated, the filing should disclose this fact in accordance with paragraph 26a of SFAS 131.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief